September 21, 2006

Mail Stop 4561

Thomas Masilla
President, Principal Executive Officer and Chief Operating Officer
Sizeler Property Investors, Inc.
2542 Williams Boulevard
Kenner, LA 70062

RE: Sizeler Property Investors, Inc.
                File No. 1-09349
                Preliminary Proxy Statement on Form PREM14A
                Supplemental response letter submitted on September 15, 2006

Dear Mr. Masilla:

We have reviewed your supplemental response letter to our comments of September 12, 2006 and we have the following comments:

1.   We note your response to our prior comment number 1. We do not have enough information in order to determine that Mr. Tanz is not an "affiliate" of the purchaser as such term is defined by Rule 13e-3(a)(1) of the Exhange Act. Although Mr. Tanz resigned his board seats with Revenue Properties and Morguard prior to entry into the definitive merger agreement, such resignation, on April 19, 2006, occurred months after Morguard's equity investment in the company and your decision in December 2005 to arrange for a possible sale of the company. Attempts to terminate affiliation prior to the negotiation of a definitive merger agreement do not necessarily sanitize a transaction between otherwise affiliated parties. See, for example, the Technology for Communications International, Inc. (February 22, 1988) No Action Letter. Please provide additional analysis specifically addressing Mr. Tanz's prior position on the boards of Revenue Properties and Morguard and his involvement in the merger discussions, if any, in light of the facts presented in Technology for Communications International.

2.   In addition, we note your disclosure on page 25 of the proxy statement that you sought to have bidders change "their approach to the bidding process" to consider a possible step up in the tax basis of your assets, and that Company A appears to have abruptly discontinued its interest in acquiring you on July 31, 2006, but that you do not provide an

Thomas Masilla
Sizeler Property Investors, Inc.
September 21, 2006
Page 2

explanation for either of these events. Because, based upon your current disclosure, these events appear to have been key to Revenue Properties becoming the sole bidder, please provide additional details in the "Background" section explaining the reasons for your altered bidding strategy and Company A's sudden withdrawal from bidding.

3.   We have reviewed your proposed revisions in response to our prior comment number 2. Please expand your disclosure to indicate why the Board of Directors believed that the closing market price of the company's common stock on August 7, 2006, was not a good indication of the value of the shares and that the company's historical stock prices better illustrated the value of the shares. In addition, please advise us as to why the Board did not consider the discount to market offer as being a potentially negative factor.

4.   We have reviewed your proposed revisions in response to our prior comment number 3. Please revise your disclosure further to specifically describe the information that the stockholders lacked that led to the negative reaction. In addition, address whether that information has been made available and disclose whether you have received any subsequent indication that the stockholder reaction has changed.

5.   We note your response to our prior comment number 4 and we will continue to review your updated disclosure as it becomes available. In this regard, any disclosure indicating that you have rejected or intend to reject the Compson bid should provide a quantitative discussion of the liabilities that you project will not be covered by the bid, including a discussion of how these non-covered liabilities would be expected to affect the per share price to be received by shareholders. It should also address any other anticipated material impacts on shareholders that are different than the impacts resulting from the Revenue Properties proposal.

*   *   *

We will not conduct any further review of the proxy statement.   As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, prior to filing your amended definitive proxy statement, please furnish a letter, acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Amanda McManus, attorney-advisor, at (202) 551-3412 or the undersigned at (202) 551-3694.

Sincerely,

Owen Pinkerton
Senior Counsel